SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                  AMENDMENT 3

    THE SOLE PURPOSE OF THIS AMENDED 13G/A IS TO NAME THE SCHEDULE 13G FILED ON JUNE 14, 1995 AS SCHEDULE 13G/A AMENDMENT 2.

                   Under the Securities Exchange Act of 1934





                          ELECTRONICS FOR IMAGING INC.
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)



                                   286082102
                                 (CUSIP Number)



      Check the following box if a fee is being paid with this statement.   / /
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No. 286082102                    13G                    Page 3 of 3 Pages
          ---------                                               ---  ---

Item 5    Ownership of Five Percent or Less of a Class:

          NOT APPLICABLE

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company:

          NOT APPLICABLE

Item 8    Identification and Classification of Members of the Group:

          NOT APPLICABLE

Item 9    Notice of Dissolution of Group:

          NOT APPLICABLE

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, and correct.



          Lawrence P. Vogel
          Senior Vice President, Finance


          June 19, 1995
          Date